EXHIBIT 99.01

Factors That May Affect Our Business and Future Results

RISKS RELATED TO OUR BUSINESS

If wireless carriers do not continue to provide additional products and services to their subscribers, our business could be harmed.

     If wireless carriers limit their product and service offerings or do not purchase additional products containing our applications, our business will be harmed. Wireless carriers face implementation and support challenges in introducing Internet-based services via wireless devices, which may slow the rate of adoption or implementation of our products and services. Historically, wireless carriers have been relatively slow to implement complex new services such as Internet-based services. Our future success depends upon a continued increase in the use of wireless devices to access the Internet and upon the continued development of wireless devices as a medium for the delivery of network-based content and services. We have no control over the pace at which wireless carriers implement these new services. The failure of wireless carriers to introduce and support services utilizing our products in a timely and effective manner could reduce sales of our products and services and seriously harm our business.

Because we rely on a few key customers, our revenue may decline if we fail to retain those customers.

     To date, the largest customers of our product and service offerings in terms of revenue generated have been Lucent, Verizon Wireless, and the U.S. government.

     Lucent accounted for approximately 23% of our network applications revenue and approximately 12% of our total revenue for the year ended December 31, 2001. Our revenue from Lucent was derived from sales to wireless carrier customers, including Verizon Wireless, which accounted for approximately 8% of our network applications revenue and 4% of our total revenue for the year ended December 31, 2001. Various U.S. government agencies accounted for approximately 18% of our network applications revenue and approximately 45% of our network solutions revenue for the year ended December 31, 2001 and approximately 30% of our network applications revenue and approximately 51% of our network solutions revenue for the year ended December 31, 2000. We expect to generate a significant portion of our total revenue from these three customers for the foreseeable future. Our growth depends on maintaining relationships with these important customers and on developing other customers and distribution channels.

We have a history of losses, expect losses to continue in the future and we may not ever become profitable.

     We have incurred annual net losses in three of the past five years and nominal income in each of the other two years. We incurred net losses of $89.5 million, $6.5 million and $1.3 million, for the years ended December 31, 2001, 2000 and 1999, respectively. As of December 31, 2001, we had an accumulated deficit of $100.0 million. We have never declared or paid cash dividends on our common stock and do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We expect to incur significant expenses in the near term, especially due to product development, sales and marketing and administrative expenses. Therefore, we will need to generate significant additional revenue and control costs to achieve and sustain profitability on a quarterly or annual basis. We may not increase revenue or control costs, and if we do not, our operating results and profitability could be adversely affected.

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Because our business may not generate sufficient cash to fund operations, we may not be able to continue to grow our business if we are unable to obtain additional capital when needed.

     We believe that our cash and cash equivalents, and the funds anticipated to be generated from operations will be sufficient to finance our operations for at least the next twelve months. Although, we currently believe that we have sufficient capital resources to meet our anticipated working capital and capital expenditures requirements beyond the next twelve months, unanticipated events and opportunities may make it necessary for us to return to the public markets or establish new credit facilities or raise capital in private transactions in order to meet our capital requirements. We cannot assure you that we will be able to raise additional capital in the future on terms acceptable to us, or at all.

Variations in quarterly operating results due to factors such as changes in demand for our products and changes in our mix of revenues may cause our common stock price to decline.

     We expect our quarterly operating results to fluctuate. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our common stock. Our quarterly revenues, expenses and operating results could vary significantly from quarter-to-quarter. If our operating results in future quarters fall below the expectations of market analysts and investors, the market price of our stock will fall.

Because our product offerings are sold internationally, we are subject to risks of conducting business in foreign countries.

     Wireless carriers in Australia, New Zealand, Egypt, England, Romania and five countries in Central and South America have purchased our network application products. We believe our revenue will be increasingly dependent on business in foreign countries, and we will be subject to the social, political and economic risks of conducting business in foreign countries, including:

•	inability to adapt our products and services to local cultural traits, customs and mobile user preferences;

•	costs of adapting our product and service offerings for foreign markets;

•	inability to locate qualified local employees, partners and suppliers;

•	reduced protection of intellectual property rights;

•	the potential burdens of complying with a variety of U.S. and foreign laws, trade standards and regulatory requirements, including the regulation of wireless communications and the Internet and uncertainty regarding liability for information retrieved and replicated in foreign countries;

•	general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relations; and

•	unpredictable fluctuations in currency exchange rates.

Any of the foregoing risks could have a material adverse effect on our business by diverting time and money toward addressing them or by reducing or eliminating sales in such foreign countries.

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We may suffer foreign exchange rate losses.

     If we expand our operations in other countries, our international revenues and expenses could be denominated in local currency. Therefore, a weakening of other currencies compared to the U.S. dollar could make our products less competitive in foreign markets and could negatively affect our operating results and cash flows. We do not currently engage in currency hedging activities, although in some instances we will reserve the right to engage in such activities. We have not yet, but may in the future, experience currency transaction losses, especially to the extent that we do not engage in currency hedging.

We derive a significant portion of our revenue from sales to the U.S. government which has special rights unlike other customers and exposes us to additional risks that could have a material adverse effect on our business, financial condition and operating results.

     Sales to the U.S. government accounted for approximately 30% of our total revenue for the year ended December 31, 2001. Our ability to earn revenue from sales to the U.S. government can be affected by numerous factors outside of our control including:

•	The U.S. government may terminate the contracts it has with us. All of the contracts we have with the U.S. government are, by their terms, subject to termination by the U.S. government either for its convenience or in the event of a default by us. In the event of termination of a contract by the U.S. government, we may have little or no recourse.

•	Our contracts with the U.S. government may be terminated due to Congress failing to appropriate funds. Our U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Any failure by Congress to appropriate funds to any program that we participate in could materially delay or terminate the program and have a material adverse effect on our business.

•	We are subject to procurement and other related laws and regulations which carry significant penalties for non-compliance. We are subject to extensive and complex U.S. government procurement laws and regulations. Failure to comply with these laws and regulations and with laws governing the export of controlled products and commodities, and any significant violations of any other federal law, could subject us to potential contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future U.S. government contracts.

Additionally, the U.S. government may audit and review our costs and performance on their contracts, as well as our accounting and general practices. The costs and prices under these contracts may be subject to adjustment based upon the results of any audits. Future audits may harm our business.

Some of our U.S. government contracts could result in unreimbursed cost overruns that we would be responsible for.

     Our U.S. government business is performed under both cost-plus contracts and fixed-price contracts. There is a risk of unreimbursable cost overruns with all fixed-price contracts. If any cost overruns should occur, it could have a material adverse effect on our business.

We may no longer be able to bid for corporate contracts as a minority-owned business enterprise.

     From 1989 until June 1998, we participated as a minority-owned business enterprise in the Section 8(a) Business Development Program under the U.S. Small Business Act. We currently

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continue to perform some federal government contracts awarded to us prior to June 1998. At January 31, 2002, approximately $5.4 million, or 21%, of our backlog was under such contracts. These contracts, by their terms, terminate under the U.S. Small Business Act if we experience a change of control unless the Small Business Administration grants waivers with respect to such contracts upon the applicable federal agency customer’s request. We have received a waiver of termination of our Section 8(a) contracts prior to the completion of our initial public offering. If corporate enterprises no longer consider us a minority-owned business, it may be more difficult for us to compete and our business could be harmed. Additionally, Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, could, without seeking anyone else’s approval, transfer voting control of our common stock to a third party. Such a transfer could also cause us to lose our status as a minority-owned business among corporate enterprises.

Because several of our competitors have significantly greater resources, we could lose customers and market share.

     Our business is highly competitive. Several of our competitors are substantially larger than we are and have greater financial, technical and marketing resources than we do. In particular, larger competitors have certain advantages over us which could cause us to lose customers and impede our ability to attract new customers, including: financial, technical, marketing, personnel and other resources; more established relationships with wireless carriers; more funds to deploy products and services; and the ability to lower prices of competitive products and services because they are selling larger volumes.

     The widespread adoption of open industry standards such as the Wireless Access Protocol specifications may make it easier for new market entrants and existing competitors to introduce products that compete with our software products. With time and capital, it would be possible for competitors to replicate our products and service offerings or develop alternative products. Additionally, the wireless communications industry continues to experience significant consolidation which may make it more difficult for smaller companies such as us to compete. Our competitors include application developers, telecommunications equipment vendors and information technology consultants, and may include traditional Internet portals and Internet infrastructure software companies. We expect that we will compete primarily on the basis of price, time to market, functionality, quality and breadth of product and service offerings.

If we acquire additional companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value or adversely affect operating results or the market price of our common stock.

     In the future, we may acquire or make investments in other companies, services and technologies. If we fail to properly evaluate and execute acquisitions and investments, our business and prospects may be seriously harmed. To successfully complete an acquisition, we must:

•	properly evaluate the technology;

•	accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses;

•	integrate and retain personnel;

•	combine potentially different corporate cultures; and

•	effectively integrate products and services, and research and development, sales and marketing and support operations.

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If we fail to do any of these, we may suffer losses, our management may be distracted from day-to-day operations and the market price of our common stock may be materially adversely effected. In addition, if we consummate acquisitions using convertible debt or equity securities, existing stockholders may be diluted which could have a material adverse effect on the market price of our common stock.

The loss of key personnel or any inability to attract and retain additional personnel could harm our business.

     Our future success will depend in large part on our ability to hire and retain a sufficient number of qualified personnel, particularly in sales and marketing and research and development. If we are unable to do so, our business would be harmed. Our future success also depends upon the continued service of our executive officers and other key sales, engineering and technical staff. The loss of the services of our executive officers and other key personnel would harm our operations. We maintain key person life insurance on certain of our executive officers. We would be harmed if one or more of our officers or key employees decided to join a competitor or if we fail to attract qualified personnel. Our ability to attract qualified personnel may be adversely affected by a decline in the price of our common stock. In the event of a decline in the price of our common stock, the retention value of stock options will decline and our employees may choose not to remain with us, which could harm our business.

Because our operating results are subject to significant fluctuations, we may not meet expectations of investors and the market price of our common stock may decline.

     Our quarterly revenue and operating results are difficult to predict and are likely to fluctuate from quarter-to-quarter. For example, we generally derive a significant portion of our network application software license revenue from initial license fees. The initial license fees that we receive in a particular quarter may vary significantly. As these projects begin and end, quarterly results may vary. As a result, in some future periods, our results of operations may be below the expectations of analysts and investors which could cause the market price of our common stock to decline. Additional factors that have either caused our results to fluctuate in the past or that are likely to affect it in the future include:

•	changes in our relationships with Lucent, the U.S. government or other customers;

•	timing of introduction of new products and services;

•	changes in pricing policies and product offerings by us or our competitors;

•	costs associated with advertising, marketing and promotional efforts to acquire new customers;

•	capital expenditures and other costs and expenses related to improving our business, expanding operations and adapting to new technologies and changes in consumer preferences; and

•	our lengthy and unpredictable sales cycle.

EXHIBIT 99.01

INDUSTRY RISKS

Because the wireless data industry is a new and rapidly evolving market, our product and service offerings could become obsolete unless we respond effectively and on a timely basis to rapid technological changes.

     The successful execution of our business strategy is contingent upon wireless network operators launching and maintaining mobile location services and our ability to create new network application software products and adapt our existing network application software products to rapidly changing technologies, industry standards and customer needs. As a result of the complexities inherent in our product offerings, new technologies may require long development and testing periods. Additionally, new products may not achieve market acceptance or our competitors could develop alternative technologies that gain broader market acceptance than our products. If we are unable to develop and introduce technologically advanced products that respond to evolving industry standards and customer needs, or if we are unable to complete the development and introduction of these products on a timely and cost effective basis, our business will suffer.

     New laws and regulations that impact our industry could increase costs or reduce opportunities to earn revenue. The wireless carriers that use our product and service offerings are subject to regulation by domestic, and in some cases, foreign, governmental and other agencies. Regulations that affect them could increase our costs or reduce our ability to sell our products and services. In addition, there are an increasing number of laws and regulations pertaining to wireless telephones and the Internet under consideration in the United States and elsewhere.

     The applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, taxation, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may have a material adverse effect on our business, results of operations and financial condition. Additionally, modifications to our business plans or operations to comply with changing regulations or certain actions taken by regulatory authorities might increase our costs of providing our product and service offerings and materially adversely effect our financial condition.

Concerns about personal privacy and commercial solicitation may limit the growth of mobile location services and reduce demand for our products and services.

     In order for mobile location products and services to function properly, wireless carriers must locate their subscribers and store information on each subscriber’s location. Although data regarding the location of the wireless user resides only on the wireless carrier’s systems, users may not feel comfortable with the idea that the wireless carrier knows and can track their location. Carriers will need to obtain subscribers’ permission to gather and use the subscribers’ personal information, or they may not be able to provide customized mobile location services which those subscribers might otherwise desire. If subscribers view mobile location services as an annoyance or a threat to their privacy, that could reduce demand for our products and services and have an adverse effect on prospective sales.

Because our performance is based upon our ability to develop new products in an industry undergoing rapid technological and regulatory changes, our future performance is uncertain.

     Phase I of the FCC’s 911 mandate required operators to be able to locate wireless 911 callers by April 1998. This service uses cell sector technology, which provides a broad location estimate, based on the location of the tower and the direction of the particular sector of the cell site. This technology can identify which cell sector a wireless user is in, but cannot precisely locate the user

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within the cell sector. Carriers’ obligations to provide these services are subject to request by public safety organizations. Due to complex regulatory, funding and political issues many public safety organizations have not yet requested this service.

     We will be required to rely on third-party providers to manufacture and deploy devices that determine the precise geographic location of wireless users to comply with Phase II of the FCC order. With respect to Phase II wireless E9-1-1 services, the extent and timing of our deployment is dependent both on public safety requests for such service and wireless carrier’s ability to certify the accuracy of and deploy the precise location technology. We expect that many public safety jurisdictions will continue to deploy Phase I technology even after the October 2001 Phase II deadline. Because we will rely on third-party location technology instead of developing the technology itself, we have little or no influence over its improvement. If the technology never becomes precise enough to satisfy wireless users’ needs or the FCC’s requirements, we may not be able to increase or sustain demand for our products and services, if at all.

     Wireless carriers and wireless users may never exhibit sufficient demand for certain of our mobile location services unless more precise location technology is installed over much more of the wireless network. Technical failures, time delays or the significant costs associated with developing or installing improved location technology could slow down or stop the deployment of our mobile location products. If deployment of improved location technology is delayed, stopped or never occurs, market acceptance of our products and services may be adversely affected.

Our E9-1-1 business is dependent on state and local governments.

     Under the FCC’s mandate, a wireless carrier’s obligation to provide E9-1-1 services is required only if state and local governments request the service. As part of a state or local government’s decision to request E9-1-1, they have the authority to develop cost recovery mechanisms. However, cost recovery is no longer a condition to wireless carriers obligations to deploy the service. If state and local governments do not widely request that E9-1-1 services be provided or we become subject to significant pressures from wireless carriers with respect to pricing of E9-1-1 services, our E9-1-1 business would be significantly harmed and future growth of our business would be significantly reduced.

EXHIBIT 99.01

TECHNOLOGY RISKS

Because our software may contain defects or errors, our sales could go down if this injures our reputation or delays shipments of our software.

     The software products that we develop are complex and must meet the stringent technical requirements of our customers. We must quickly develop new products and product enhancements to keep pace with the rapidly changing software and telecommunications markets in which we operate. Software as complex as ours is likely to contain undetected errors or defects, especially when first introduced or when new versions are released. Our software may not be error or defect free after delivery to customers, which could damage our reputation, cause revenue losses, result in the rejection of our software or services, divert development resources and increase service and warranty costs, each of which could have a serious harmful effect on us.

If we are unable to integrate our products with wireless carriers’ systems we may lose sales to competitors.

     Our network application software products operate with wireless carriers’ systems, various wireless devices and in the case of our E9-1-1 offering, with mobile telephone switches. If we are unable to continue to design our software to operate with these systems and devices, we may lose sales to competitors. The mobile telephone switches can be manufactured according to many different standards and may have different variations within each standard. Combining our products with each type of switch requires a specialized interface and extensive testing. If, as a result of technology enhancements or upgrades to carrier systems, our products can no longer operate with such systems, we may no longer be able to sell our products. Further, even if we successfully redesign our products to operate with these systems, we may not gain market acceptance before our competitors.

Because our systems may be vulnerable to systems failures and security risks, we may incur significant costs to protect against the threat of these problems.

     We provide for the delivery of information and content to and from wireless devices in a prompt and timely manner. Any systems failure that causes a disruption in their ability to facilitate the transmission of information to these wireless devices could result in delays in end users receiving this information and cause us to lose customers. Our systems could experience such failures as a result of unauthorized access by hackers, computer viruses, hardware or software failures, power or telecommunications failures and other accidental or intentional actions which could disrupt their systems. We may incur significant costs to prevent such systems disruptions.

     In addition, increasingly our products will be used to create or transmit secure information and data to and from wireless devices. For example, our software can be used to create private address lists. To protect private information like this from security breaches, we may incur significant costs. Further, if a third party were able to misappropriate our proprietary information or disrupt our operations, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our business.

If mobile equipment manufacturers do not overcome capacity, technology and equipment limitations, m-Commerce may not grow and we may not be able to sell our products and services.

     The wireless technology currently in use by most wireless carriers has limited bandwidth, which restricts network capacity to deliver bandwidth-intensive applications like data services to a large number of users. Because of capacity limitations, wireless users may not be able to connect to their network when they wish to, and the connection is likely to be slow, especially when

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receiving data transmissions. Data services also may be more expensive than users are willing to pay. To overcome these obstacles, wireless equipment manufacturers will need to develop new technology, standards, equipment and devices that are capable of providing higher bandwidth services at lower cost. We cannot be sure that manufacturers will be able to develop technology and equipment that reliably delivers large quantities of data at a reasonable price. If more capacity is not added, a sufficient market for mobile location services is not likely to develop or be sustained and sales of our products and services would decline and our business would suffer.

Because the market for most mobile location products is new, our future success is uncertain.

     The market for mobile location products and services is new and its potential is uncertain. In order to be successful, we need wireless network operators to launch and maintain mobile location services utilizing our products, and need corporate enterprises and individuals to purchase and use our services. We cannot be sure that wireless carriers or enterprises will accept our products or that a sufficient number of wireless users will ultimately utilize our products.

If we are unable to protect our intellectual property rights or are sued by third parties for infringing upon intellectual property rights, we may incur substantial costs.

     Our success and competitive position depends in large part upon their ability to develop and maintain the proprietary aspects of their technology. We also rely on a combination of copyright, trademark, service mark, trade secret laws, confidentiality provisions and various other contractual provisions to protect our proprietary rights, but these legal means provide only limited protection. If we fail to protect our intellectual property, we may be exposed to expensive litigation or risk jeopardizing their competitive position. Similarly, third parties could claim that our future products or services infringe upon our intellectual property rights. Claims like these could require us to enter into costly royalty arrangements or cause us to lose the right to use critical technology.

     Our ability to protect our intellectual property rights is also subject to the terms of any future government contracts. We cannot assure you that the federal government will not demand greater intellectual property rights or restrict its ability to disseminate intellectual property. We are also a member of the Wireless Application Protocol Forum, Ltd. and have agreed to license some of our intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products.

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RISKS RELATED TO OUR CAPITAL STRUCTURE AND COMMON STOCK

Because we are controlled by our founder, he can transfer control of us to a third party without anyone else’s approval or could prevent a third party from acquiring us.

     We have two classes of common stock: Class A common stock and Class B common stock. Holders of Class A common stock generally have the same rights as holders of Class B common stock, except that holders of Class A common stock have one vote per share while holders of Class B common stock have three votes per share. As of March 15, 2002, Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, owns 10,117,835 shares of Class B common stock and beneficially owns 215,753 shares of our Class A common stock. Therefore, in the aggregate, Mr. Tosé beneficially owns shares representing 55% of our total voting power. Accordingly, Mr. Tosé controls us through his ability to determine the outcome of elections of directors, amend the articles of incorporation and bylaws and take other actions requiring stockholder action, including mergers, going private transactions and other extraordinary transactions. Mr. Tosé could, without seeking anyone else’s approval, transfer voting control of us to a third party. Such a transfer could have a material adverse effect on our stock price, and our business, operating results and financial condition. Mr. Tosé is also able to prevent a change of control regardless of whether holders of Class A common stock might benefit financially from such a transaction.

Our governing corporate documents contain certain anti-takeover provisions that could prevent a change of control that may be favorable to you.

     We are a Maryland corporation. Anti-takeover provisions of Maryland law and provisions contained in our amended and restated articles of incorporation and by-laws could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to you. These provisions include the following:

•	authorization of the board of directors to issue preferred stock;

•	prohibition of cumulative voting in the election of directors;

•	limitation of the persons who may call special meetings of stockholders; and

•	establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These provisions could delay, deter or prevent a potential acquirer from attempting to obtain control of us, depriving you of an opportunity to receive a premium for your common stock. These provisions could therefore materially adversely affect the market price of our common stock.